The Needle Capital Corp.
Management Discussion and Analysis
Three and Six Months Ended December 31, 2017

FORM 51-102F1

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the Corporation’s financial statements and notes thereto for the six months ended December 31, 2017. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

This MD&A was prepared by management of The Needle Capital Corp. (“the Corporation”), and was approved by the Board of Directors on February 23, 2018. All amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. There can be no assurance that it will be completed as proposed or at all. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

Description of the Business

The Corporation was incorporated under the Business Corporations Act (Alberta) on June 1, 2016 with the intent to being classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”) corporate finance manual. The Corporation has no assets other than cash and sales tax recoveries. The Corporation proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to regulatory and, if required, shareholders’ approval.

The Corporation operates from its primary office in Calgary, Alberta, Canada. Its registered head office is located at 1900, 520 3rd Avenue S.W., Calgary, Alberta T2P 0R3.

Selected Financial Information

The Corporation was incorporated under the Business Corporation Act (Alberta) on June 1, 2016 and June 30 is the date of its fiscal year end.

The following selected financial data is derived from the financial statements of the Corporation prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements, including IAS 34.

The Needle Capital Corp.
Management Discussion and Analysis
For the three and six months ended December 31, 2017

Selected Statement of Financial Position Data

	As at December	As at June
	31, 2017	30, 2017
Net working capital	$358,217	$203,369
Total current assets	$365,717	$232,869
Total current liabilities	$7,500	$29,500
Total shareholders’ equity	$358,217	$203,369

Selected Statement of Operations Data

	Three Months Ended	Six Months Ended
	December 31, 2017	December 31, 2017
Expenses	$5,237	$94,752
Net loss for the period	$(5,237)	$(94,752)

The Corporation does not have any operations and will not conduct any business other than the identification and evaluation of business and assets for potential acquisition.

During the six months ended December 31, 2017, the Corporation recorded a net loss of $94,752 consisting of professional fees, filing and communication fees, and stock based compensation.

Liquidity, Capital Resources, and Outlook

As at December 31, 2017, the Corporation had working capital of $358,217 and $365,717 in cash. Management believes that it has sufficient cash to meet its ongoing obligations and its objective of completing a Qualifying Transaction. However, additional equity or debt financing may be required to complete a Qualifying Transaction.

There can be no assurance that the Corporation will be able to obtain adequate financing to complete a Qualifying Transaction.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2017.

Critical Accounting Estimates and Policies

The Corporation’s significant accounting policies and any adoption of new accounting policies are disclosed in the unaudited financial statements for the period ended December 31, 2017.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and accounts payable and accruals. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values, as applicable.

The Needle Capital Corp.
Management Discussion and Analysis
For the three and six months ended December 31, 2017

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

	Authorized	Outstanding

Voting or equity securities issued and outstanding	Unlimited Common Shares	7,200,000 Common Shares

Preferred Shares	Unlimited Preferred Shares	Nil

Securities convertible or exercisable into voting or equity securities – stock options	Directors’ and officers’ stock options to acquire up to 10% of the issued and outstanding common shares	Directors’ and officers’ stock options to acquire up to 720,000 common shares at an exercise price of $0.10 per common share

	Agent’s options to acquire up to 10% of the common shares issued in connection with the initial public offering	Agent’s options to acquire up to 300,000 common shares at an exercise price of $0.10 per common share

Voting or equity securities issuable on conversion or exchange of outstanding securities	as above	as above

Related party transactions

Key management compensation during the six months ended December 31, 2017 was $nil (2016 - $nil).

Transactions with related parties are incurred in the normal course of business.

Risks and Uncertainties

The Corporation has a limited history of existence. There can be no assurance that a Qualifying Transaction will be completed. Equity or debt financing may be required to complete a Qualifying Transaction. There can be no assurance that the Corporation will be able to obtain adequate financing to continue. The securities of the Corporation should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Corporation's securities:

(a)	until completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

The Needle Capital Corp.
Management Discussion and Analysis
For the three and six months ended December 31, 2017

(b)	the Corporation has had no business activity and has not acquired any material assets since its incorporation other than cash;

(c)	the Corporation does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the completion of the Qualifying Transaction;

(d)

the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(e)	even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(f)

the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation;

(g)	there can be no assurance that an active and liquid market for the common shares will develop and an investor may find it difficult to resell its common shares;

(h)

if the Corporation fails to complete a Qualifying Transaction within 24 months of listing, the TSX Venture Exchange could suspend or delist the common shares of the Corporation and an interim cease trade order may be issued against the Corporation’s securities by an applicable securities commission if its common shares are suspended from trading on or delisted from the TSX Venture Exchange or otherwise; and

(i)

the Corporation competes with many Capital Pool Companies that are seeking suitable Qualifying Transactions. In addition, other Capital Pool Companies may have substantially greater financial and technical resources than the Corporation.

Other Information

The policies of the TSX Venture Exchange prohibit Capital Pool Companies from carrying on formal investor relations activities. Corporate communications and investor inquiries are handled by the Directors of the Corporation. Additional information about the Corporation is available on SEDAR at www.sedar.com.

Subsequent Event

Subsequent to December 31, 2017, the Company signed a letter of intent (“LOI”) in respect of a proposed business combination with an unrelated party (“Target Co.”) (the “Transaction”) and brokered private placement.

Pursuant to the Transaction, the Company and Target Co. will complete a plan of arrangement, amalgamation, three-corner amalgamation or alternative structure to be determined. It is anticipated that the Company's common shares will be issued to the shareholders of the Target Co. on a basis of one common share of the Company for every one common share of Target Co. outstanding. The effect of the Transaction will be a reverse take over of the Company by Target Co.

The Needle Capital Corp.
Management Discussion and Analysis
For the three and six months ended December 31, 2017

As part of the Transaction, it is anticipated that Target Co. will complete a private placement of its common shares for gross proceeds of not less than $5,000,000 and up to $25,000,000.

The Transaction is subject to TSX Venture and other regulatory approvals.